September 12, 2005



Mail Stop 4561


Mr. Thomas E. Hoaglin
Chairman, President, Chief Executive Officer, and Director
Huntington Bancshares Incorporated
41 S. High Street
Columbus, Ohio 43287

Re:	Huntington Bancshares Incorporated
	Form 10-K for Fiscal Year Ended December 31, 2004
	Form 10-Q for Fiscal Quarter Ended March 31, 2005
	Form 10-Q for Fiscal Quarter Ended June 30, 2005
	File No. 0-2525

Dear Mr. Hoaglin:

      We have reviewed your filing and have the following comments.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K, December 31, 2004:

Business Risks - (4) Operation Risks, page 14

1. We note your disclosure on page 14 that you agreed to take certain corrective actions within a 180 day period as a result of regulatory, supervisory and examination activities. Please tell us:
* the status of your corrective actions;



* whether there has been any change in your expectations regarding potential loss of GLB Procedures and Powers;
* known impacts as a result of any non compliance; and
* the impact, if any, on your determination of the allowance and provision for loan and lease losses.

Consolidated Financial Statements

Consolidated Statements of Cash Flow, page 99

2. In light of the large increase in trading account securities in fiscal year 2004, please:
* identify the source of these trading account securities i.e., purchases, transfers from other categories of investments, etc.;
* if applicable, tell us how you determined that transfers into or from the trading account were rare; and
* if applicable, quantify the unrealized holding gain or loss recognized in net income for each period presented for any securities transferred into the trading category.
In preparing your response, please consider paragraph 15 of SFAS
No.
115.

Note 1. Significant Accounting Policies - Securities, page 100

3. We note that your investment securities are stated at fair value at both December 31, 2004 and 2003. We also note your footnote disclosure on page 100 that investment securities include securities designated as available for sale, non-marketable equity securities, and securities held to maturity. Please confirm that you do not hold investment securities held to maturity and revise disclosures in future filings to properly reflect the specific components of your investment securities.
Note 6. Allowances For Credit Losses, page 112

4. Total impaired loans totaled $81,171 million, $54,853 million and
$94,550 million for the three years ended December 31, 2004. The totals of impaired loans to which specific reserves were not assigned at each respective year end were $29,296 million, $0 and $2,972 million, respectively. Please tell us how you determined that there was no need to assign a specific reserve to a significant portion of your total impaired loan balance in the current year, unlike preceding years.

5. Please tell us why your middle market commercial and industry loans and leases had almost no charge offs in 2004.


       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Benjamin Phippen, Staff Accountant at (202)
551-
3697 or me at (202) 551-3490 if you have any questions.


Sincerely,



Donald A. Walker
Senior Assistant Chief Accountant

Thomas E. Hoaglin
Huntington Bancshares Incorporated
September 9, 2005
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